Exhibit 99.6

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(the “Company”)

CERTIFICATE

TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission Autorité des marchés financiers
RE:	The abridgement of time pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgement of the time periods (the “Abridgement”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s special meeting of shareholders to be held on March 24, 2020 (the “Meeting”), and for delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, Brenda Dayton, Corporate Secretary of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;
(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and
(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.

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DATED as of February 24, 2020

GOLDEN QUEEN MINING CONSOLIDATED LTD.

By:	(signed) “Brenda Dayton”
Name: Brenda Dayton
Title: Corporate Secretary